Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Medicenna Therapeutics Corp. (the “Company”)
2 Bloor Street West, 7th Floor

Toronto, Ontario

M4W 3E2

2.	Date of Material Change

October 27, 2023

3.	News Release

On October 27, 2023, the Company issued a news release through the services of Globe Newswire with respect to the material change described below.

4.	Summary of Material Change

On October 27, 2023, the Company announced that it had received a Staff Delisting Determination from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”), which notified the Company of the delisting of its securities from the Nasdaq Capital Market as a result of the Company’s failure to comply with the US$1.00 per share minimum bid price requirement. The Company informed Nasdaq that it would not appeal the delisting decision or try to regain compliance by executing a reverse stock split. In connection with the Nasdaq delisting and in effort to further preserve capital, the board of directors of the Company (the “Board”) decided to reduce the size of its management team as well as its presence in the United States.

5.	Full Description of Material Change

5.1           Full Description of Material Change

On October 27, 2023, the Company announced that it had received a Staff Delisting Determination from the Listing Qualifications Department of the Nasdaq, which notified the Company of the delisting of its securities from the Nasdaq Capital Market as a result of the Company’s failure to comply with the US$1.00 per share minimum bid price requirement. The Company informed Nasdaq that it would not appeal the delisting decision or try to regain compliance by executing a reverse stock split. The Company’s common shares will continue to trade on the Toronto Stock Exchange (“TSX”).

After careful consideration, the Board determined that it is in the overall best interests of the Company not to appeal Nasdaq’s delisting decision and delist its common shares from Nasdaq. The Board’s decision was based on several factors, including the continuing volatility of the financial markets in the life science sector and, accordingly, in the Company’s current share price and market value, and an analysis of the benefits of continued listing on Nasdaq weighed against the regulatory burdens and costs associated with maintaining such listing. The Company anticipates significant financial savings as a result of this decision. With the common shares concurrently trading on the TSX, the Company believes that the significant costs associated with a continued Nasdaq listing, as well as the administrative burdens and extensive amount of management’s time, attention and resources expended on regulatory compliance to maintain a Nasdaq listing, are not justified at this time. Following the delisting of the Company’s common shares on the Nasdaq, the Company will also seek to have its common shares traded on the OTC Markets as soon as possible thereafter.

Nasdaq has notified the Company that trading of its common shares will be suspended as of the opening of business on November 2, 2023, and a Form 25-NSE will be filed with the United States Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

As previously announced, on October 25, 2022, the Nasdaq Listing Qualifications Department notified the Company that the bid price of its listed securities had closed at less than US$1.00 per share over the previous 30 consecutive business days, and, as a result, did not comply with Nasdaq Listing Rules. Therefore, the Company was provided 180 calendar days, or until April 25, 2023, to regain compliance. Subsequently, the Company was provided an additional 180 calendar days, or until October 23, 2023, to demonstrate compliance.

In connection with the Nasdaq delisting and in effort to further preserve capital, the Board decided to reduce the size of its management team as well as its presence in the United States. Consequently, the Company also announced the departure of Jeff Caravella as Chief Financial Officer, and Brent Meadows as Chief Business Officer, effective October 26, 2023. The Company has started a search for a CFO familiar with the TSX.

5.2           Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements that are not historical facts, including, without limitation, statements on the stock market volatility, the timing of the delisting of the Company’s common shares from Nasdaq, the anticipated cost savings in connection with such delisting, the estimated costs associated with maintaining a dual listing, the anticipated listing of the Company’s common shares on the OTC Markets, and the Company’s requirements for, and its ability to obtain, future funding on favourable terms or at all. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this material change report are expressly qualified by this cautionary statement. The forward-looking statements contained in this material change report are made as of the date of this report and except as required by law, the Company does not intend and does not assume any obligation to update or revise publicly any of the included forward-looking statements.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

Fahar Merchant

President and Chief Executive Officer

(604) 671-6673

fmerchant@medicenna.com

9.	Date of report

November 3, 2023